EXHIBIT (c)(viii)

Queensland’s COVID-19 Fiscal and Economic Review

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Queensland Treasury Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Queensland Treasury Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of the ongoing novel coronavirus (COVID-19) pandemic;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State and Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

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Unite & Recover

COVID-19 Fiscal and Economic Review

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© The State of Queensland (Queensland Treasury) 2020

Copyright

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Licence

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In essence, you are free to copy, communicate and adapt this publication, as long as you attribute the work to the State of Queensland (Queensland Treasury). To view a copy of this licence, visit creativecommons.org/licenses/by/4.0/

Attribution

Content from the COVID-19 Fiscal and Economic Review should be attributed to:

© The State of Queensland (Queensland Treasury) COVID-19 Fiscal and Economic Review.

Translating and interpreting assistance

The Queensland Government is committed to providing accessible services to Queenslanders from all cultural and linguistic backgrounds. If you have difficulty in understanding this publication, you can contact us on telephone (07) 3035 3503 and we will arrange an interpreter to effectively communicate the report to you.

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Contents

Overview	(c)(viii)-5

Economic strategy	(c)(viii)-6

Economic overview	(c)(viii)-9
External conditions	(c)(viii)-10
Queensland conditions	(c)(viii)-12
Labour market	(c)(viii)-16

Fiscal overview	(c)(viii)-18
Net operating balance	(c)(viii)-18
Revenue	(c)(viii)-19
Expenses	(c)(viii)-21

Balance sheet	(c)(viii)-23

Intergovernmental financial relations	(c)(viii)-26

Government fiscal principles	(c)(viii)-27

Uniform presentation framework	(c)(viii)-30

Taxation and royalty revenue assumptions	(c)(viii)-39

Key fiscal aggregates	(c)(viii)-40

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Overview

The COVID-19 pandemic is having a profound impact on human health and the global economy. Unlike previous global downturns, including the Global Financial Crisis (GFC), which included acute impacts on specific parts of the Australian economy, the implications of the COVID-19 pandemic are pervasive.

Queensland entered this crisis with stronger economic and population growth than the rest of Australia and improving labour market conditions. More than 250,000 jobs had been created since January 2015 and the trend unemployment rate had fallen to 5.7%, the lowest since May 2012. The State’s economic performance and ongoing strong jobs growth was underpinned by a competitive tax regime, lower energy costs, ongoing investment in productivity-enhancing infrastructure and record levels of investment in health and education.

The Palaszczuk Government acted swiftly and decisively in response to the growing crisis. Queensland was the first State to act in February 2020, announcing measures to assist business and industry with resilience and recovery strategies, targeted financial support and counselling. As the impact of COVID-19 escalated, again Queensland led Australian jurisdictions with a $4 billion health and economic package in March 2020, as part of the more than $7 billion now committed by the Queensland Government in its Economic Recovery Plan to support jobs and the economic capacity of Queensland as we began our long and challenging journey to recovery. Some of the flagship initiatives include:

•	$1.2 billion Health Package - to expand fever clinics, emergency department capacity, acute care services, and regional aeromedical services for our remote communities.

•	$950 million in Payroll Tax Relief - including refunds, payment holidays and deferrals for eligible businesses, as well as a tax exemption for JobKeeper payments.

•

$1 billion COVID-19 Jobs Support Loan Scheme - loans of up to $250,000 for eligible businesses to pay wages, service equipment finance payments, pay rents and rates or to buy goods for services and operations.

•

$196 million Small Business COVID-19 Adaption Grants program - grants of up to $10,000 for eligible business owners to adapt, pivot and sustain their business, with half of the funding allocated to small businesses in regional Queensland.

•	$400 million to support retail and commercial tenants - delivered as land tax relief and payment deferrals.

•

$1.5 billion in support for large and regionally significant businesses to ensure they will be able to scale up and service the community as economic activity improves and assistance for workers and businesses who lose their jobs or income.

•	$400 million in household utilities bill relief assistance to all Queenslanders during the COVID-19 crisis.

The key to supporting ongoing economic recovery will be leveraging Queensland’s strengths – our diversified industries and regions, natural resource endowments and natural beauty, and our commitment to continue to grow the State’s skilled, adaptable and innovative workforce.

The long-term prosperity of Queensland depends fundamentally on the State’s ability to be a competitive exporter of goods and services to the world. An ongoing focus on reducing costs and the regulatory burden for businesses and enhancing Queensland’s competitiveness to attract and support business investment, will be critical to support economic recovery, sustainable longer-term economic growth and ongoing improvements in living standards.

The Honourable Cameron Dick MP

Treasurer

Minister for Infrastructure and Planning

COVID-19 Fiscal and Economic Review

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Economic strategy

The COVID-19 pandemic is first and foremost a health crisis. Safeguarding the health of Queenslanders is key to our economic recovery

All industries, businesses, households and communities have suffered some immediate impact on demand as important strategies were implemented to manage the impacts of this deadly virus. As those management strategies take effect we have seen the resilience and adaptability of the State’s industries, businesses and communities in slowly recovering from the most severe restrictions.

Likewise, we see the continued challenges faced by industries whose demand outlook remains bleak. Our services export sectors like tourism and international education are our clearest examples.

Key economic institutions such as the Reserve Bank of Australia (RBA) and the International Monetary Fund, have advocated for short-term fiscal stimulus, particularly as monetary policy has been largely exhausted with official interest rates just above zero and the RBA actively intervening in government bond markets to support price outcomes.

Queensland, along with all Governments, has responded by significantly increasing expenditure to support aggregate demand.

The Palaszczuk Government’s Unite and Recover: Queensland’s Economic Recovery Plan, which builds on our initial response, clearly recognises the importance of building vital infrastructure, strengthening Queensland industries and enabling future growth. The Plan also maintains a strong focus on small business and skills development which are crucial for economic prosperity and creating jobs both now and in the future.

The package of measures in the Government’s Economic Recovery Plan now totals over $7 billion and includes key initiatives to safeguard our health and protect jobs, including minimising business costs through payroll tax reductions and other tax relief measures, and accelerating projects to unlock development and increase construction activity.

While fiscal stimulus has been targeted at short-term measures to support demand, it is expected that economic recovery from the COVID-19 pandemic will take some time. As such, the Government anticipates the need for further economic stimulus in the medium term. This will need to be provided for through additional borrowings, with a provision of $4 billion identified, reflecting a balance between supporting economic activity and sustainably managing borrowings.

The Government’s Economic Recovery Plan, built on the foundation of the largest four-year infrastructure guarantee in nearly a decade of $51.8 billion, provides economic stimulus in the short to medium term and will help build the productive capacity of the economy for the future.

To ensure this investment facilitates ongoing private sector investment and growth, Government spending needs to be prioritised to measures that best align with the Government’s economic recovery priorities and have strong business cases, with ongoing benefits beyond boosting demand over the next two or three years. It will also be important that the higher levels of stimulus provided to support activity in response to the crisis are wound back to sustainable levels as the recovery in the private sector strengthens and consolidates.

Focussing on productivity-enhancing investment and facilitating private sector growth and jobs will maximise the value of the Government’s fiscal policy and maximise employment outcomes, drive innovation and underpin higher overall levels of investment and growth.

Ongoing growth in private sector investment will be built on providing greater certainty, speed and appeal for businesses and investors looking to invest in Queensland. To achieve the levels of economic growth needed to maximise employment and begin repairing government finances that have been severely impacted by COVID-19, we must remain a regionally attractive destination for business investment.

Beyond our immediate focus on stimulatory measures is the challenge of enhancing Queensland’s competitiveness. The Queensland Government is also collaborating with other states, territories and the Australian Government through a range of intergovernmental forums, including National Cabinet and the Council on Federal Financial Relations, to identify, develop and implement productivity-enhancing reforms across a range of key areas including skills, health, heavy vehicles, planning, development assessment, and business entry and exit.

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Economic strategy

A critical element of the Government’s ongoing focus on supporting business growth will be backing small business, who represent over 97% of businesses across the state and employ 42% of all private sector workers.

Many thousands of small businesses, particularly in tourism-related and other key services sectors, have been among the hardest hit by COVID-19. Actions to support small business participation in procurement and increase their skills and capability will be critical to help small businesses navigate the crisis, recover, adapt and grow.

The Government’s ongoing efforts to deliver better regulation and reduce the regulatory burden and costs for business will be important to support all businesses, including small business. The Queensland Government moved swiftly to implement measures to reduce red tape and support innovative business practices during the COVID pandemic and is considering options to extend those reforms in areas where streamlined regulation will help encourage businesses to be more innovative, adaptive and competitive in the longer term.

COVID-19 Fiscal and Economic Review

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Economic strategy

Queensland Government support for individuals

Support for workers

•   $10 million for an extension of the Work Skills Traineeships within the Skilling Queenslanders for Work program

•   $0.5 million - Grant for art workers

For Queensland’s independent creative artists, producers, designers, technicians and art workers

•   Support for workers with COVID-19

A $1,500 payment is available for workers who test positive for COVID-19 and have no access to paid sick leave

Support for households

•   $400 million - Household utilities bill relief

Assistance package to all Queenslanders during the COVID-19 crisis

•   $25 million - Housing and Homelessness support

Support for the vulnerable, particularly those who are homeless or at risk of homelessness due to COVID-19

•   $5.5 million - Domestic and Family Violence support

Support services for the vulnerable, including providing accommodation during the pandemic

•   $20 million - Rental grant scheme

Provides one-off payment of up to four weeks rent (max $2,000) available to those affected by COVID-19

•   $0.9 million - Support for vulnerable multicultural communities

•   Fair Play vouchers of up to $150 for families experiencing hardship, to be used for sport and active recreation membership, registration or participation fees

Queensland Government support for businesses

Loans to businesses

$1 billion - Concessional jobs support loan facility, interest free for the first 12 months, to support businesses to keep Queenslanders in work

Tax relief

•   $950 million - Payroll tax relief, including refunds, payment holidays, and deferrals for eligible businesses

•   $360 million - Payroll tax exemption: JobKeeper payments

•   $400 million - Land tax relief and payment deferrals, for property owners to pass on to tenants affected by the COVID-19 outbreak

•   $249 million - extension to current payroll and land tax relief measures

•   $50 million - Deferral of gaming machine taxes for clubs and pubs

Support for businesses

•   $1.5 billion in support for large and regionally significant businesses and assistance for workers and businesses

•   $196 million - Small Business Adaption Grants program - grants of up to $10,000

Support for tourism and fisheries sector

•   $27.8 million - COVID-19 aid package –tourism and fisheries

•   $50 million - support for tourism businesses, theme and animal parks

Other support measures

•   $100 million - electricity relief for small businesses

•   $54.5 million - support for essential public transport

•   $11 million - support for the arts sector

•   $2.3 million - support Far North Queensland port-related businesses

•   $0.2 million - support for Aboriginal and Torres Strait Islander businesses

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Economic overview

At the time of 2019-20 Mid-Year Fiscal and Economic Review (MYFER), the Queensland economy was forecast to grow 2 1⁄2% in 2019-20, strengthening to 2 3⁄4% in 2020-21, while the labour market was improving. In March 2020, trend employment had risen by more than a quarter of a million since January 2015, and the trend unemployment rate had fallen to 5.7%, the lowest since May 2012.

However, since early 2020, the global pandemic and related emergency health restrictions imposed to mitigate the severe health risks of the pandemic, have severely impacted economic activity across the globe and in Australia.

Major economies around the world are experiencing once-in-a-century economic downturns in 2020. The International Monetary Fund (IMF) expects world gross domestic product (GDP) to fall by 4.9% in 2020, a substantial downgrade of 1.9%-points from its April forecast. In comparison, global GDP fell by 0.1% in 2009 at the height of the global financial crisis.

Queensland’s key major trading partners are among the countries that have been significantly impacted economically by the pandemic, with flow-on effects on the demand for Queensland’s resources exports.

Reflecting these impacts, Queensland gross state product (GSP) is now estimated to be largely flat across 2019-20 and 2020-21, with a marginal fall of 1⁄4% in 2019-20 followed by a small rise of 1⁄4% in 2020-21.

A key assumption underpinning these forecasts is that the spread of the virus remains contained in Queensland and restrictions continue to be gradually unwound, with the majority of general economic and social activity gradually returning to ‘normal’ over the forecast period.

Table 1: Queensland economic forecasts1

Financial Year	2019-20		2020-21
	MYFER	C19-FER	MYFER	C19-FER
Gross state product[2]	2 1⁄2	— 1⁄4	2 3⁄4	1⁄4
Employment	1 1⁄2	0.5	1 1⁄2	-3
Unemployment rate[3]	6 1⁄4	6.4	6	8 1⁄2
Inflation	2	1.2	2	1 1⁄4
Wage Price Index	2 1⁄4	1.9	2 1⁄2	1 1⁄4
Population	1 3⁄4	1 1⁄2	1 3⁄4	3⁄4

Notes:

1.	Unless otherwise stated, all figures are annual percentage changes. Decimals denote actual outcomes, fractions denote forecasts/estimated actuals.
2.	Chain volume measure, 2017-18 reference year.
3.	Percent, year-average.

Sources: ABS 3101.0, 6202.0, 6345.0, 6401.0 and Queensland Treasury.

The stronger growth profile forecast for Queensland compared with nationally reflects Queensland’s relative success in containing the spread of COVID-19, which has so far allowed for a faster unwinding of emergency health restrictions, combined with the State’s economy being less reliant on the services sector (many elements of which were most severely impacted directly by the crisis) compared with major southern states.

Queensland’s labour market has been significantly affected by COVID-19 and related restrictions. Employment fell by a record 205,100 persons (seasonally adjusted, s.a.) across April and May 2020, and the s.a. unemployment rate rose to 7.8% in May, while participation fell over the same period.

As restrictions eased, employment rose by 66,900 persons across June and July. However, the unemployment rate remained elevated at 8.8% in July, as improving conditions encouraged people to return to the labour force.

Looking ahead, employment is forecast to recover at a modest rate. The quarterly average unemployment rate is forecast to peak at 9% in December quarter 2020 and gradually improve to 8% by June quarter 2021, with jobs growth partially offset by people entering the labour force as opportunities improve.

COVID-19 Fiscal and Economic Review

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Economic overview

Feature Box 1: Indicative calendar year forecasts

Budget and mid-year review forecasts across all jurisdictions are traditionally presented on a financial year basis. However, to better illustrate the economic impact of COVID-19 and to allow for comparisons with other national and international forecasts presented in calendar year terms, Queensland Treasury has produced indicative calendar year forecasts for economic growth in 2020 and 2021.

The unique circumstances of the COVID-19 pandemic and associated measures to contain the spread of the virus mean that the impact of COVID-19 on economic activity and growth is expected to be the greatest in the June 2020 and September 2020 quarters.

These estimates indicate Queensland GSP is forecast fall by 2 1⁄2% in calendar year 2020 before rebounding to 3 3⁄4% growth in calendar year 2021. In comparison, in its latest Statement on Monetary Policy, the Reserve Bank of Australia (RBA) forecast national GDP to fall 4% in 2020 and recover by 2% in 2021.

Compared with the outlook at the time of MYFER, this materially weaker outlook for domestic economic activity, labour market outcomes and exports also has direct impacts on the State’s revenue base, leading to substantial downgrades to state taxation, royalties and GST revenue across the forecast period.

External conditions

International

The continued increase in COVID-19 cases worldwide has led to an unprecedented deterioration in global economic conditions. Ongoing geopolitical tensions and the impact of severe floods in several key Queensland trading partners (China, Japan and India) have exacerbated the weak outlook, which remains highly uncertain.

Queensland’s major trading partners (MTP) have been significantly impacted economically by the pandemic, with flow-on effects on the demand for Queensland’s mineral and resources exports. Forecasts of economic growth amongst Queensland’s MTPs have been consistently revised lower throughout 2020, with the latest forecasts1 showing economic activity in Queensland’s MTPs is expected to fall 2.3% in 2020, down from the January 2020 forecasts of 3.6% growth (Chart 1). However, the pace of the global economic recovery in 2021, including in key MTPs, remains highly uncertain.

The COVID-19 pandemic and subsequent economic shutdowns have led to a rapid monetary policy response from central banks around the world who have cut interest rates to near or below zero and/or resumed large quantitative easing programs, thereby expanding their respective monetary bases to record levels.

[1]

Based on Consensus Forecasts, which represents an average of forecasts by a broad panel of international financial institutions, such as Citigroup, Oxford Economics, the Economist Intelligence Unit and Royal Bank of Canada.

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Economic overview

Chart 1 and Chart 2: Forecasts of Queensland’s Major Trading Partner GDP (by iteration1) and industrial production2

Note:

1.	Annual % change.
2.	Quarterly. Index points, June quarter 2018 = 100.0. September quarter 2020 onward are forecasts.

Sources: Consensus Economics and Queensland Treasury.

Australia

Consistent with the Commonwealth’s Economic and Fiscal Update, released in July 2020, the Australian economy contracted by 1⁄4% in 2019-20, driven by a 7.0% fall in GDP in the June quarter. Despite an historic level of fiscal support, this was a record quarterly decline. However, the June quarter national result compared favourably with many other developed economies that had less success in containing the spread of the virus, including the United Kingdom (-20.4%), the Euro area (-12.1%) and the USA (-9.1%).

The economic recovery is expected to gain momentum in the September quarter 2020 and continue through into 2021 as restrictions continue to be eased. Employment, however, is expected to take longer to recover as employers prioritise increasing hours of work for existing staff ahead of hiring new staff.

Overall, the Australian government expects GDP to decline by a further 2 1⁄2% in 2020-21, while the national unemployment rate is expected to rise to 8 3⁄4% in June quarter 2021, up from 7.0% in June quarter 2020.

Substantial uncertainty remains around the global and domestic outlook as well as the ultimate pace of recovery in the national economy. Further outbreaks of the virus (or the worsening of current outbreaks), both domestically and overseas, would lead to a deeper economic contraction and a slower recovery. The surge in global debt resulting from the unparalleled global government support could also lead to credit tightening and financial instability.

Importantly, the Commonwealth’s forecasts were developed before the Victorian Government implemented further stringent lockdowns in August, and they may therefore overestimate the strength of the national recovery, particularly in the September quarter.

In early August, the RBA released its August 2020 Statement on Monetary Policy, which considered the recent restrictions imposed in Victoria. This later assessment of the national economic outlook expects the economy to contract 3% in 2020-21.

The RBA indicated the national unemployment rate is expected to peak at 10% in December quarter 2020 and to remain elevated for a sustained period, falling to 7% by December quarter 2022. Underlying inflation is expected to pick up from a trough of 1% in December quarter 2020 to be around 1 1⁄2% by the end of 2022.

The subdued inflation outlook is underlined by recent statements by the RBA that have acknowledged the cash rate is likely to remain at very low levels for an extended time, with the futures market expecting the official cash rate to remain unchanged at 0.25% until at least the end of 2021.

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Economic overview

The weaker outlook for the national economy has led to a sharp write-down in revenue for all states, and particularly the national GST pool.

Further, with official interest rates already at their effective lower bound of 0.25%, the ability of monetary policy to stimulate the national economic recovery is more limited than in previous recessions. This highlights the importance of fiscal policy across all levels of government as a policy lever to support recovery and stimulate economic activity.

Key assumptions

The key assumptions underpinning the forecasts for the Queensland economy include:

•

The ongoing low number of active COVID-19 cases means a substantial second wave of the virus in the State is not factored into the forecasts, with the staged unwinding of restrictions expected to support gradual recovery in domestic economic activity, employment and interstate services.

•	International border closures are expected to remain in place until at least mid-2021, with international travel to gradually recover from that time.

•

Consistent with the advice outlined in the Commonwealth’s July 2020 Economic and Fiscal Update, and as recently legislated in Federal Parliament, key Commonwealth Government income support measures, including JobKeeper and JobSeeker, are assumed to be tapered in December quarter 2020 and March quarter 2021.

•	The RBA is assumed to maintain the cash rate at its current historically low level of 0.25% in the near-term.

•

In response to the impacts of COVID-19, the A$ initially depreciated sharply in March to be well below $US0.60. However, the exchange rate subsequently recovered as the outlook for the Australian economy improved relative to many other developed nations and the iron ore price surged amid supply constraints from Brazil. Overall, the A$ is assumed to average around $US0.71 over the forecast period.

•

Oil prices have recently been supported by production cuts by global producers. This trend is expected to continue, with the Brent crude oil price assumed to increase gradually from US$44/bbl in September quarter 2020, as oil demand recovers, and the market rebalances.

•

According to the Bureau of Meteorology, the likelihood of a La Niña forming in 2020 is at around 70%, roughly three times the average likelihood. La Niña are often associated with above average winter–spring rainfall. An improvement in seasonal conditions has been factored into the forecasts.

Queensland conditions

At the time of the MYFER, Queensland’s economic growth in 2019-20 was forecast to be 2 1⁄2%, followed by a strengthening of growth to 2 3⁄4% in 2020-21.

However, since then the global COVID-19 pandemic and related restrictions on business and personal activities have severely impacted economic activity and the labour market. As a result, the State’s economic outlook has been downgraded from MYFER, with GSP estimated to have fallen 1⁄4% in 2019-20. The economy is forecast to return to marginal growth of 1⁄4% in 2020-21.

Economic activity in the March quarter was only briefly impacted by the emergency health response. However, activity in June quarter 2020 was substantially weaker, with state final demand falling a record 5.9%, reflecting the entire quarter being impacted by the increased emergency health response and social distancing.

However, a range of recent data, such as retail trade and payroll jobs, show the economic recovery has already commenced in Queensland. Based on the assumption that the spread of the virus remains contained in Queensland, and restrictions continue to be gradually unwound, GSP growth is expected to continue to recover and rebound strongly in 2021 (see Feature Box 1).

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Economic overview

Queensland’s relative success in controlling the spread of COVID-19 so far has allowed for a faster than expected unwinding of restrictions. Combined with an economic structure that is less reliant on services compared with major southern states, this has led to a slightly stronger growth outlook for Queensland compared with nationally.

Household consumption

The pandemic dramatically disrupted household spending patterns in the first two quarters of 2020.

Significant Government assistance programs and early access to superannuation have supported household incomes and confidence during the first wave of the outbreak. These measures, along with Queensland’s success in containing the virus, have facilitated an earlier than expected unwinding of COVID-19 containment measures, thereby leading to a rebound in household spending since May 2020.

The solid recovery so far also partly reflects the impact of State border closures, which has seen households substituting some overseas and interstate tourism spending for consumption within Queensland.

The extent and timing of any potential second wave of the virus provides significant uncertainty to the ongoing recovery of consumer spending. Assuming any second outbreak is well contained or prevented in Queensland, consumption is expected to continue to increase and return to March quarter 2020 levels by March quarter 2021.

Dwelling investment

Dwelling investment in Queensland showed some tentative signs of recovery before COVID-19, growing by 3.0% in March quarter 2020, driven by renovation activity, before falling 7.1% in June quarter 2020 due to the pandemic.

Activity in the dwelling sector was initially impacted by social distancing and business restrictions, but the crisis has since more broadly eroded confidence and demand from potential interstate and overseas buyers. Approvals of new houses fell sharply in May and June 2020, before rebounding partially in July.

In contrast, an increased focus on domestic pursuits and a continuation of more ‘risk-averse’ investment decisions by households will help support renovation activity.

Measures such as the State Government’s re-affirmed commitment to the $15,000 First Home Owners Grants program and an additional $5,000 Regional home building grant, along with the Commonwealth Government’s First Home Loan Deposit Scheme and HomeBuilder grant, are expected to help support residential construction activity.

However, ongoing COVID-19 emergency health measures in Queensland and abroad are likely to continue to limit the number of new building approvals, and more broadly limit growth in activity in the Queensland dwelling sector in 2020-21. Meanwhile, in recent years Queensland homeowners have been generally more inclined to renovate instead of selling their existing dwellings or building a new dwelling. This trend is expected to continue, or potentially even be exacerbated by the uncertain economic outlook.

Business investment

As uncertainties in both the global and domestic economies weighed on firms’ risk appetite, business investment in Queensland had also been impacted ahead of the COVID-19 lockdown, despite relatively strong profitability and low interest rates. The uncertainties have been exacerbated by the pandemic, leading to a sharp decline in actual and expected business conditions to levels not seen since the GFC.

Low confidence levels and ongoing excess capacity have impacted plant and equipment investment and the near-term outlook remains weak. However, recent surveys point to some recovery in business confidence. Together with the high level of fiscal support across all levels of government, this is likely to limit further falls in plant and equipment investment during 2020-21.

The impacts of COVID-19 on tourism and travel, as well as the reduction in office-based employment, are putting pressure on office and hotel vacancy rates and constraining the short-term outlook for non-residential construction activity. Ongoing uncertainty around the permanency of recent changes to business travel and working arrangements may have sustained impacts on the demand for office space and hotel accommodation.

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Economic overview

Low global commodity demand and prices are also expected to constrain commitment to new resources projects. Reflecting these conditions, engineering construction is also expected to remain subdued for some time.

Public final demand

Public final demand has grown strongly in recent years, supported by a range of initiatives, including the National Disability Insurance Scheme, investment in roads and Cross River Rail project. These projects, along with the Government’s broader ongoing capital program, are expected to continue to support further growth in public final demand, in addition to increased health spending due to the COVID-19 pandemic. At both the state and national level, an unprecedented level of fiscal stimulus and income support has been provided.

Overseas exports

The COVID-19 pandemic is weighing heavily on Queensland’s overseas exports, with overseas goods exports falling an estimated 4 1⁄2% in 2019-20 and forecast to decline a further 4 3⁄4% in 2020-21.

Lower demand for resources is expected to reduce the State’s coal exports in 2020-21 and result in lower returns for LNG exports, while agricultural exports are recovering from a prolonged drought across the majority of the State. Queensland’s metals exports are expected to experience only limited impacts from the COVID-19 pandemic.

The lower value of resources exports will also have a material impact on the State’s royalty revenue. However, this is expected to be partially offset by the introduction of a new volume-based model for petroleum and gas royalties, which replaces the current regime based on well head values from 1 October 2020.

Queensland’s key services exports, education and tourism, are being severely impacted by ongoing international travel restrictions. However, the border closures are expected to support increased expenditure by Queenslanders travelling and spending within the State, as overseas and interstate travel options are curtailed.

Coal

Queensland’s coal export volumes fell by 4.9% in 2019-20 and are forecast to fall a further 1% in 2020-21.

Forecasts2 for industrial production of Queensland’s major coal export destinations have been consistently downgraded since the beginning of the year while steelmakers in both Japan and Korea have announced the temporary shutdown of blast furnaces. Meanwhile, coal production in the State has also been adversely affected by closures. Some mines will be able to recommence operations while others are likely to remain closed due to mine depletions and ongoing financial challenges.

Driven by weaker international demand, benchmark spot prices for hard coking (down 22%) and thermal coal (down 33%) have both fallen substantially from the start of the year to early September. Economic recovery in China, together with some supply responses from producers, are likely to see coal prices improve somewhat towards the end of 2020.

The short-term outlook for Queensland’s coal exports remains highly uncertain. The resurgence of the virus in Japan as well as the continued outbreaks in India and the United States have highlighted this uncertainty, while continued escalation of trade disputes are likely to weigh on global trade and demand for resources.

Over the medium-term, coal prices and export volumes are expected to recover as global industrial production returns to more normal conditions.

[2]

Based on Consensus Forecasts, which represents an average of forecasts by a broad panel of international financial institutions, such as Citigroup, Oxford Economics, the Economist Intelligence Unit and Royal Bank of Canada.

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Economic overview

LNG

The volume of Queensland’s LNG exports grew by 2.5% in 2019-20, driven by new developments boosting gas supply into the east coast domestic gas market, making more gas available for export. However, the nominal value of Queensland’s LNG exports fell by 1.1%, due to lower prices.

Queensland’s LNG export prices are expected to fall significantly in the second half of 2020, due to the sharp fall in global oil prices (to which LNG contracts are linked, with a lag) in March 2020. This is expected to substantially reduce LNG export values, while low prices are also likely to constrain the volume of LNG exports.

The pandemic has reduced global demand for energy, putting further downward pressure on oil prices following reduced global production in 2019 due to the US-China trade war. In response to low prices, production cuts by global oil producers have seen the Brent crude oil price rise from a low of US$5.6/bbl on 21 April 2020 to above US$40/bbl from June 2020 onwards. However, oil prices remain well below the level of recent years.

Metals

The volume of metals exports grew 1.5% in 2019-20, driven by continued strong growth in the volume of zinc exports, more than offsetting a fall in the volume of copper exports. The volume of metals exports is expected to fall marginally in 2020-21 (down 3⁄4%), with limited impact from the COVID-19 pandemic.

Subdued industrial production across major trading partners in recent years is lowering demand for key commodities, leading to softer prices for several key mineral exports. While a slump in international metal prices following the onset of the pandemic has impacted export earnings, prices have since recovered to their pre-COVID-19 levels.

Agriculture and services

The volume of rural exports fell 8.5% in 2019-20, with a fall in cotton and crop exports more than offsetting a slight rise in meat exports. As a result of improved rainfall conditions since the second half of 2019-20, cattle herd rebuilding is expected to further intensify, leading to a sharp fall in beef production and exports in the following two years. Meanwhile, improved weather conditions following extended drought are expected to see Queensland crop production and exports recover strongly.

The Australian Bureau of Agricultural and Resource Economics and Sciences (ABARES) is expecting Queensland winter crop production in 2020-21 to more than double, with wheat and chickpea production to increase by 233% and 76% respectively. However, the increase in crop exports will not be enough to offset a sharp fall in beef export volumes in 2020-21.

The introduction of international border controls by the Australian Government in early 2020 has halted international tourism in Queensland and the rest of Australia. Any recovery is not expected to take place until mid-2021 at the earliest, with the recovery likely to be gradual and hampered by lower incomes globally due to the global recession.

The other major component of Queensland service exports is the education sector. Apart from the impacts on student arrivals from China due to the border closure to China in January 2020, students from other countries were mostly already in Australia before the broader border closures in late March 2020. As a result, international student numbers and the value of education exports have remained relatively stable through the first half of 2020. In the six months to June 2020, the total number of international students in Queensland was 105,081, broadly in line with the 105,492 students in the corresponding period in 2019.

However, this period of stability is not expected to last, with international border closures limiting future inflows. Department of Home Affairs data show the number of new student visas lodged (a leading indicator of future enrolments) has fallen 67% over the year to the June quarter 2020.

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Economic overview

Labour market

Prior to the impact of COVID-19, in March 2020, trend employment had risen by more than a quarter of a million since January 2015, and the trend unemployment rate had fallen to 5.7%, the lowest since May 2012.

Queensland’s labour market has been significantly affected by COVID-19. Employment initially fell by a record 139,800 persons in s.a. terms in April 2020 and a further 65,300 in May. The unemployment rate rose to 7.8% in May, while participation fell over the same period.

Consistent with the easing of restrictions and Queensland’s relative success in stopping the spread of COVID-19, employment rose 66,900 persons across June and July. However, the monthly unemployment rate remained elevated at 8.8% in July, largely reflecting a substantial increase in the participation rate, from 61.6% in May to 63.9% in July.

Employment is forecast to continue to recover at a modest rate. The quarterly unemployment rate is forecast to peak at 9% in December quarter 2020 and gradually improve to 8% by June quarter 2021, with jobs growth partially offset by people returning to the labour force as conditions improve (Chart 3).

Chart 3: Labour market, Queensland1

Note:

1.	Quarterly. From September quarter 2020 onward are forecasts.

Sources: ABS 6202.0 and Queensland Treasury.

Health measures implemented to address the pandemic have impacted regions including the Gold Coast, Cairns and Sunshine Coast. ABS Payrolls data shows the number of employee jobs in these regions has fallen by 6.0%, 4.7% and 4.6% respectively in the period between 14 March 2020 and 8 August.

However, payroll jobs in these regions have partly recovered from mid-April lows, boosted by an improvement in Queenslanders travelling within the State. These regions have also been supported by the largest increases in the proportion of the population receiving key unemployment payments such as JobSeeker and Youth Allowance.

In contrast, Queensland’s regional areas with less exposure to tourism have recorded fewer job losses than the State average and smaller increases in unemployment support payment recipients.

The State’s payroll tax revenue will also be impacted by the substantially weaker employment outcomes, as well as the Government’s support for businesses by exempting JobKeeper payments from payroll tax.

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Economic overview

Population

Queensland’s population growth in 2019-20 and 2020-21 is expected to be significantly impacted by international and interstate travel restrictions implemented to combat the spread of COVID-19. The largest impacts are expected during the second half of 2020. International travel restrictions are expected to remain in place long after domestic social distancing restrictions have been eased.

Reflecting these trends, net overseas migration is expected to be the most impacted, although net interstate migration is also expected to be constrained. At MYFER, Queensland’s population growth was forecast to average 1 3⁄4% per annum across the forward estimates period. However, overall population growth is now expected to slow to 1 1⁄2% in 2019-20 and only 3⁄4% in 2020-21.

Risks to the economic outlook

The global COVID-19 pandemic and international recession pose greater than normal risks to the forecast outlook.

Internationally, several countries continue to struggle with high infection rates, with signs of a second wave in some countries. A substantial second wave in Europe or Asia could further reduce global demand for our exports.

In addition, ongoing geopolitical tensions between the USA and China raises the risk of an escalation of these trade disputes, which would hinder global economic recovery and in turn affect Queensland’s coal and gas exports. Rising tensions in the South China Sea may also further erode business confidence in the international outlook.

The expansion in central bank balance sheets and reduction in global interest rates to historic lows has cushioned the impact of the pandemic on asset prices, and equity markets have recovered in recent months. However, financial markets remain exposed to the risk of any abrupt adjustment in monetary policy.

Similarly, the pandemic has led to a rapid expansion in fiscal support globally and any abrupt unwinding of these measures may adversely impact demand and activity.

It is assumed that a vaccine may be developed by mid-2021 and this would subsequently allow for the opening of international borders. However, delays in developing an effective vaccine would further delay the recovery of international tourism and travel. Even after international borders are re-opened, it may take some time before confidence returns to the travel market.

The key domestic risk to the Queensland economy is any potential second wave of COVID-19. Continuation of the recent lockdown in Victoria would have inevitable spill-over impacts on other state economies and any second wave in New South Wales would further impact Queensland and likely prolong interstate travel restrictions.

Any second wave of the pandemic in Queensland or in other jurisdictions would also lead to an ongoing loss of consumer and investor confidence, potentially subduing economic activity for an extended period. Queensland Treasury analysis suggests that, the incremental impact of moving to a ‘Melbourne-style’ Stage 4 lockdown could reduce Queensland’s GSP by around $5.3 Billion per month compared with business as usual (i.e. no pandemic), or $3.1 Billion per month against current activity.

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Fiscal overview

The key fiscal aggregates of the General Government Sector are outlined in Table 2.

Table 2: General Government Sector – key fiscal aggregates1

	2018-19	2019-20	2019-20	2020-21
	Actual	MYFER	Est. Act.	C19-FER
	$ million	$ million	$ million	$ million
Revenue	59,834	59,914	57,719	56,239
Expenses	58,842	59,763	63,617	64,375
Net operating balance	992	151	(5,898)	(8,136)
Purchases of Non-financial Assets	5,764	7,223	6,305	7,728
Fiscal balance	(2,191)	(4,068)	(9,318)	(13,084)
Borrowing	32,202	37,967	44,226	60,903
Net Debt	(198)	7,030	14,192	25,589
Borrowing (Non-financial Public Sector)[2]	70,909	77,857	84,936	101,962
Queensland Future Fund (Debt Retirement Fund)[3]	—	—	—	5,670

Notes:

1.	Numbers may not add due to rounding.
2.

Non-financial Public Sector is the consolidation of the GGS and PNFC sector. Inter-entity transactions are eliminated. PNFC sector includes Government owned corporations such as energy and port entities, as well as Queensland Rail and water entities.

3.

The Debt Retirement Fund is a sub-fund of the Queensland Future Fund and is a long-term fund designed to grow over time through investment returns. The amounts held in the Debt Retirement Fund are ringfenced and are only available for debt retirement.

Net Operating Balance

The General Government Sector net operating deficit for 2019-20 is expected to be $5.898 billion, compared to the surplus of $151 million forecast at MYFER. The deficit widens further in 2020-21 to a projected $8.136 billion. This compares with the $8.5 billion estimate provided in July 2020.

As shown in Table 3, this dramatic turnaround since MYFER is largely driven by the revenue reductions arising from COVID-19 and the Government’s response to that pandemic.

The Government’s comprehensive Recovery Plan includes boosting health programs and assisting households, workers and industry through the crisis with a combination of additional services, grants and tax relief. Further details can be found in Queensland’s Economic Recovery Plan released on 20 August 2020.

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Fiscal overview

Reconciliation with 2019-20 MYFER

Table 3 provides a breakdown of the movements in the net operating balance since the 2019-20 Mid-Year Fiscal and Economic Review.

Table 3: Reconciliation of net operating balance, 2019-20 MYFER to C19-FER1

	2019-20	2020-21
	$ million	$ million
2019-20 MYFER Net operating balance	151	234
GST revisions	(1,251)	(1,289)
Royalty and land rent revisions	(297)	(1,433)
Taxation revisions[2]	(579)	(1,900)
Change to net flows from PNFC and PFC entities	(285)	(288)
Australian Government funding revisions	(453)	(292)
Additional policy expense measures[3]	(1,251)	(1,940)
Other parameter adjustments[4]	(1,933)	(1,228)
C19-FER Net operating balance	(5,898)	(8,136)

Notes:

1.	Numbers may not add due to rounding.
2.	Taxation revisions include COVID-19 payroll tax and land tax relief measures.
3.

Additional policy expense measures include COVID-19 Stimulus and Economic Recovery packages. This includes funding to boost health capacity, industry and businesses support such as payroll tax rebates for SMEs, workers assistance support and utility relief for householders. Other COVID-19 measures, which are balance sheet in nature, such as the $1 billion Jobs Support Loans scheme, tax deferrals, or funding of $200 million for the Building Acceleration Fund do not impact the net operating balance. In 2020-21, policy expense measures are net of public service wage deferrals savings of $435 million. Savings from the public service wage deferral extend into 2021-22.

4.

Adjustments largely of a non-policy nature, primarily changes in natural disaster, interest expenses, depreciation, growth funding, swaps, deferrals and administered revenue. In 2019-20, other parameter adjustments include providing for serious historical physical child abuse claims, an increase in historical sexual abuse claims and other pending litigation.

Revenue

Overview

The domestic and global economic downturn is impacting substantially on the State’s revenue sources, as is the case in other jurisdictions. Total revenue has been revised downward across the forward estimates, with key State revenue streams (taxation, royalties and land rents, and GST) substantially lower.

The combined impact of these key revenues revisions is estimated at $6.748 billion across 2019-20 and 2020-21 compared with MYFER.

By comparison, following the GFC, key revenues were $5.179 billion lower over the period 2008-09 to 2009-10 compared with pre-GFC 2008-09 Budget Forecasts.

In addition to these key revenue lines (taxation, royalties and GST), a range of other smaller revenue items (including sales of goods and services, grants other than GST, and dividends from government owned businesses) contribute to total General Government Sector revenue.

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Fiscal overview

Total General Government Sector revenue in 2019-20 totalled $57.719 billion, $2.115 billion (or 3.5%) lower than in 2018-19, and $2.195 billion (3.7%) lower than estimated at the 2019-20 MYFER. In 2020-21, total General Government Sector revenue is estimated to be $56.239 billion, a decrease of $5.476 billion (or 8.9%) compared with the 2019-20 MYFER forecast, reflecting the impact of the COVID-19 pandemic and the resulting sharp declines across all major revenue lines.

Chart 4 outlines the downward revisions to forecasts in key revenues since MYFER.

Chart 4: Reduction in key revenues since 2019-20 MYFER

Taxation

Taxation revenue was tracking stronger than expected in early 2020. However, reflecting the significant downturn in economic activity from early 2020 onwards, Queensland’s expected taxation receipts across the forward estimates have been reduced substantially. Reduced economic activity, employment and incomes are impacting payroll and gambling taxes, as well as transfer duty.

Taxation revenue totalled $14.566 billion in 2019-20, $402 million (or 2.8%) higher than in 2018-19 but $579 million (or 3.8%) lower than estimated in the 2019-20 MYFER. The downward revision partly reflects tax relief provided by the Queensland Government.

Taxation revenue is expected to fall by a further $731 million (5.0%) in 2020-21, equating to a downward revision of $1.900 billion (12.1%) from the MYFER forecast. This reduction is driven primarily by lower transfer duty revenue, due to a sharp downturn expected in dwelling and non-dwelling investment, and lower payroll tax revenue, reflecting changes in expectations for wages and employment. Payroll tax revenue has also been impacted by payroll tax relief measures implemented by the Queensland Government to support businesses in response to COVID-19.

Royalties and land rents

Royalties have fallen significantly due to weakening in global demand and sharply lower commodity prices. Queensland mining operators appear to have responded quickly to the COVID-19 outbreak and most have not suffered major production disruptions, as has occurred in some overseas locations where more stringent restrictions were implemented.

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Fiscal overview

However, energy and industrial production have been negatively impacted across Queensland’s key export markets, resulting in significantly lower export prices for key commodities. Meanwhile, sharply lower crude oil prices (to which LNG contract prices are linked) are expected to impact petroleum royalties from 2020-21.

Revenue from royalties and land rents totalled $4.647 billion in 2019-20, $731 million (or 13.6%) lower than in 2018-19 and $297 million (or 6.0%) lower than estimated in the 2019-20 MYFER. The lower than expected royalty revenue in 2019-20 is primarily driven by lower coal export volumes and prices.

Revenue from royalties and land rents is expected to fall by a further $1.531 billion (33.0%) in 2020-21, reflecting a downward revision of $1.433 billion (31.5%) from the MYFER forecast. This is driven by lower coal prices and volumes, reflecting continued weaker global economic growth, as well as the recent sharp fall in oil prices flowing through to LNG values.

The impact on LNG royalties is partially offset by the introduction of a new volume-based model for petroleum and gas royalties, which replaces the current regime based on well head values from 1 October 2020.

GST

The substantial downturn in national economic activity is having a major impact on aggregate GST collections and, therefore, Queensland’s expected GST revenues.

In addition, the impact on GST collections has also been exacerbated in the short-term by COVID-19 induced changes in consumption patterns, with a larger proportion of household expenditure tending to be spent on goods and services not subject to GST (e.g. exempted food items).

Therefore, while the substantial policy response across all levels of government is helping support incomes and consumer spending, the outlook for Queensland’s GST revenue has significantly deteriorated since MYFER.

GST revenue totalled $12.761 billion in 2019-20, $1.571 billion (11.0%) lower than in 2018-19 and $1.251 billion (8.9%) lower than estimated at the 2019-20 MYFER.

The downward revision to GST revenue in 2019-20 is due to the national GST pool being around $6 billion (or 9%) lower in 2019-20 than expected at the MYFER.

Queensland’s GST revenue is expected to decline further in 2020-21, resulting in a downward revision of $1.289 billion (9.2%) from the MYFER forecast.

Expenses

General Government Sector expenses in 2019-20 are estimated to be $63.617 billion, an increase of $3.854 billion (or 6.4%) since the 2019-20 MYFER.

Compared to the 2019-20 MYFER, General Government Sector expenses are estimated to be $64.375 billion in 2020-21, an increase of $2.893 billion (or 4.7%).

In response to the COVID-19 pandemic the Government has provided significant immediate stimulus and longer-term economic recovery packages increasing General Government expenses over 2019-20 and 2020-21.

Key expense measures to support and assist businesses, households and communities include:

•

$1.2 billion for the health sector to boost capacity, expand fever clinics, emergency department capacity, acute care service, regional aeromedical services for remote communities and building critical supply reserve of medicines, medical devices and personal protective equipment.

•

Over $600 million in payroll tax rebates for small to medium size businesses and land tax rebates as part of the Government’s $950 million payroll tax relief package and $400 million land tax relief package.

•	$196 million in grants to small businesses.

•	$400 million for household utility and electricity rebates and $100 million in electricity rebates for eligible small and medium-sized businesses.

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Fiscal overview

•	$200 million for COVID Works for Queensland program.

•	Other industry support packages including for the Tourism and Education sectors and other worker assistance initiatives.

General Government Sector expenses have also increased in 2019-20 relative to the 2019-20 MYFER due to the State providing for historical serious physical child abuse claims following the removal of the limitation period and an increase in expected historical child sexual abuse claims and other pending litigation claims. Since MYFER, the Australian Government also brought forward 2020-21 Financial Assistance grants to local governments, increasing grants expenses in 2019-20.

In 2020-21, expenses are again significantly impacted by COVID-19 measures, particularly for building health capacity. Partly offsetting these increases are savings from public service pay rise deferrals.

The Government’s Savings and Debt Plan will deliver savings of $3 billion over the next four years.

Savings and Debt Plan

To support Queensland’s COVID-19 economic recovery, the Government is implementing a savings and debt plan with a target of $3 billion over four years to 2023-24. Savings will be achieved by focussing on core tasks, ensuring Government resources are directed to where they are needed most.

Focussing on Core Business

•  Programs that are time limited will be either integrated into core business or ceased.

•  Departments’ staff levels to be maintained within approved caps, excluding frontline staff requirements.

•  No marketing other than public and road safety, tourism promotion, investment attraction or Queensland economic recovery plan initiatives.

Sustaining effective frontline services

•  Reinforce the frontline by limiting secondments of frontline workers to back-office roles, and looking for opportunities for roles to be reallocated to frontline tasks.

•  Government will examine all uses of non-public servants to undertake roles and move to end contracts.

•  Strengthened oversight of non-frontline recruitment, and a natural reduction of senior executive service roles.

•  Initiate a six month freeze on new ICT projects, excepting those related to critical safety or cybersecurity.

•  Greater utilisation of existing government buildings to encourage public servants to work closer to home.

Government will also undertake a number of reviews of whole-of government resources and agency functions, to ensure that we are effectively utilising resources to assist a COVID-19 economic recovery.

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Balance sheet

The Government’s focus on retaining and supporting economic capacity and then economic recovery, following the initial stages of the COVID-19 pandemic, underlined the benefits and importance of a strong balance sheet and its effective deployment. A strong balance sheet prior to the pandemic meant the Government could quickly respond to the crisis with over $7 billion in financial assistance injected into the Queensland economy.

Balance sheet measures will now shift to supporting economic recovery and growth. This will be coupled with measures to ensure the long-term integrity of the fiscal position as the recovery gradually takes hold and the State’s finances are restored through a steady reduction in outlays and a recovery in revenue. The Government does not anticipate an abrupt withdrawal of fiscal support over the forward estimates and will continue to support growth initiatives, infrastructure and outlays on frontline services. This will be undertaken within the broad parameters conducive to maintaining our current credit rating but with a strong focus on supporting growth and employment outcomes.

Infrastructure investment will remain one of the Government’s key economic recovery priorities to support the productivity capacity of the Queensland economy and the positive impact of long-term economic efficiency and immediate and long-term employment outcomes.

At the same time, the Government remains committed to strong fiscal management, and has announced the Savings and Debt Plan which targets $3 billion in savings over the next four years. This builds on existing savings measures, reforms to gas royalties and the introduction of a Debt Reduction Fund under the recently passed Queensland Future Fund legislation, underscoring the Government’s firm intention to improve government finances as the recovery begins to take hold.

The Queensland Future Fund – Planning for our future

As part of its Savings and Debt Plan, the Government has established the Queensland Future Fund and its first sub-fund, the Debt Retirement Fund (DRF).

With legislation passed in August 2020, the value of the DRF will be offset against the State’s debt for credit rating agency metrics, emulating similar schemes in Quebec and New South Wales.

The interest and investment return of the DRF will be reinvested in the fund meaning it will grow over time to further offset borrowings. Withdrawals from the fund will only be used for paying down debt.

The DRF was initially to be seeded with a $5 billion investment from the surplus in the Defined Benefit fund. Because of the COVID-19 pandemic, the Government has decided that DRF investments will be diversified and the contribution from the Defined Benefit Fund reduced to $1 billion. The Defined Benefit Fund will continue to remain in surplus and all benefits remain guaranteed by legislation.

The Government has commenced due diligence on a range of assets to be transferred into the DRF, based on their growth potential. The Titles Registry, government equities and $1 billion from the Defined Benefit Fund surplus have been factored into this C19-FER as they are planned to be transferred to the DRF by 30 June 2021, meeting the initial target of $5 billion.

Other assets that will be subject to due diligence include government land and property.

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Balance sheet

General Government Sector

General Government Sector borrowing with QTC is estimated to be $18.376 billion more by 30 June 2021 than projected in the 2019-20 MYFER. This is predominantly due to the impact of the COVID-19 support and recovery efforts, as well as cash flow revisions to GST, royalties and taxes of $7.7 billion. COVID-19 measures include revenue and expense items discussed in the Net Operating Balance section above, as well as balance sheet measures such as Jobs Support ($1 billion) and Building Acceleration Fund ($100 million, from a total package of $200 million), as well as deferral of tax payments ($1.259 billion).

The MYFER forecasts factored in $2 billion of repatriations of surplus defined benefit investments to reduce debt, consistent with the 2016-17 Budget announcement. These repatriations are no longer proceeding. Instead, $1 billion of the surplus will be channelled into the Debt Retirement Fund.

On a net debt basis, a review of 2019-20 mid-year budget reports identifies that Queensland was expecting lower net debt at 30 June 2020 than NSW and all other major States in Australia - demonstrating that Queensland was in a strong position heading into the pandemic.

Chart 5: 2019-20 Net Debt Interjurisdictional Comparison Pre-Pandemic – General Government Sector

Note: not all regions have consistent treatment of superannuation assets for net debt purposes.

Source: 2019-20 mid-year budget reports.

Non-financial Public Sector

The Non-financial Public Sector (NFPS) is the consolidation of the General Government and the Public Non-financial Corporations Sectors, with transactions between these sectors eliminated.

Public Non-financial Corporations sector debt is primarily held by government-owned corporations and is supported by income generating assets including key pieces of economic infrastructure.

Borrowings of $101.962 billion are projected for 30 June 2021 in the NFPS, $18.209 billion more than the 2019-20 MYFER estimate, reflecting the increase in the General Government Sector.

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Balance sheet

Capital Program

As part of Queensland’s Economic Recovery Plan, the Government has committed to maintaining the current State infrastructure investment program at $51.8 billion over the four years 2019-20 to 2022-23, providing industry with confidence to invest and sustain jobs across Queensland. This remains the largest 4-year capital spend in nearly a decade.

Capital projects have been fast tracked to immediately support construction jobs and invest in infrastructure that supports our recovery, resilience and future economic growth.

The Government’s Capital Program 2020 update, released on 18 August 2020, provides an assurance of a pipeline of committed work. It prioritises infrastructure investment and delivery to support economic and employment growth, providing visibility of the infrastructure investment strategy and a delivery program.

The Capital Program update outlines $13.9 billion in infrastructure investment for 2020-21, of which, around 60% will be spent outside of Greater Brisbane3. Highlights of the program include continuation of the Cross River Rail, Bruce Highway, Pacific and Ipswich motorway works and infrastructure projects at the Port of Townsville and Gladstone Port. In addition to these capital works, stimulus measures including the $400 million Accelerated Works Program, $200 million Building Acceleration Fund and the $200 million Works for Queensland COVID-19 Recovery Package are supporting the building and property development industries.

The Capital Program update provides certainty of the Government’s continued commitment to invest in new infrastructure.

General Government Sector

The General Government Sector capital program for 2019-20 and 2020-21 is estimated to be $20.680 billion. Over this period the capital program comprises $14.034 billion in purchases of non-financial assets, $3.806 billion in capital grants and $2.840 billion in finance leases.

Non-financial Public Sector

Purchases of non-financial assets in the Non-financial Public Sector are estimated to be $20.568 billion for the two years to 2020-21. With capital grants of $3.786 billion and new finance leases of $2.894 billion, the total capital program is expected to reach $27.248 billion by 30 June 2021. Over the four years to 2022-23, the total capital program is currently expected to exceed the State infrastructure investment program commitment of $51.8 billion.

[3]	Greater Brisbane is defined as Brisbane and Redlands, Logan and Ipswich.

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Intergovernmental financial relations

Queensland is working closely with the Australian Government and other state and territory governments under the newly established National Cabinet arrangements to plan and implement the national response to the COVID-19 pandemic. Queensland’s pro-active engagement in regular intergovernmental meetings, such as the National Cabinet and Council on Federal Financial Relations, has assisted with the development and implementation of key national policies to mitigate the health and economic impacts of the pandemic both nationally and in Queensland.

Australian Government Payments

Queensland has recently negotiated a new National Health Reform agreement with the Australian Government which will guarantee Commonwealth funding into 2020-21 to assist with the pandemic and secure growth funding for public health services for the next five years.

Queensland has also worked in partnership with the Australian Government to fast-track spending on several major infrastructure projects across the State which will aid economic recovery and job creation, including in key regional areas.

Payments from the Australian Government are critical during the current pandemic to ensure there is minimal disruption to service delivery. For example, the Australian Government will cease its Indigenous and Remote Housing payments to Queensland after 2020-21 and funding for Universal Access to Early Childhood Education is due to expire in the next two years.

As an economic stimulus and a productivity initiative the Australian Government has provided national partnership funding for two agreements (Homebuilder and Job Trainer) that require contributions from States and Territories in the form of administrative support or matched funding.

Queensland, together with other States and Territories, is working with the Commonwealth to streamline national funding agreements, improve funding flexibility and reduce onerous conditions, and to improve service delivery, and program outcomes.

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Government fiscal principles

Impact of the COVID-19 pandemic on the Fiscal Principles

The COVID-19 crisis has, in the near-term, significantly impacted the Government’s ability to meet its fiscal principle targets, which were established prior to the pandemic. The Government has prioritised its economic and health response to the pandemic to ensure the State is well placed to commence its recovery. Fiscal principles will remain an important part of developing strategies to support the Budget position as the economy recovers.

Table 4: The fiscal principles of the Queensland Government

Principle	Indicator
	General Government debt to revenue ratio
		2019-20 Budget	2019-20 MYFER	C19-FER
		%	%	%
Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio	2019–20	64	63	77
	2020–21	69	69	108

	General Government Sector net operating cashflows as a proportion of net investments in non-financial assets
		2019-20 Budget	2019-20 MYFER	C19-FER
		%	%	%
Target net operating surpluses that ensure any new capital investment in the General Government sector is funded primarily through recurrent revenues rather than borrowing	2019–20	60	56	—
	2020–21	64	56	—

	Capital Program
		2019-20 Budget	2019-20 MYFER	C19-FER
		($ million)	($ million)	($ million)
The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging	2019–20	12,941	13,709	12,428
	2020–21	12,963	13,917	14,820

	General Government own-source revenue to GSP
Maintain competitive taxation by ensuring that General Government Sector own-source revenue remains at or below 8.5% as a proportion of nominal gross state product, on average, across the forward estimates	2019-20 MYFER:			8.5%
	C19-FER (for 2019-20):			8.2%
	C19-FER (for 2020-21):			7.5%
Target full funding of long-term liabilities such as superannuation and WorkCover in accordance with actuarial advice	As at the last actuarial review (as at 30 June 2019), accruing superannuation liabilities were fully funded. The WorkCover scheme was also fully funded as at 30 June 2019.
Maintain a sustainable public service by ensuring that overall growth in full-time equivalent (FTE) employees, on average over the forward estimates, does not exceed population growth
	Two-year average FTE growth to 2020-21			2.2%
	Two-year average population growth to 2020-21			1 1⁄4%

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Government fiscal principles

Principle 1 – Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government Sector debt to revenue ratio

Prior to COVID-19, the General Government Sector debt to revenue ratio had fallen substantially from a peak of 91% in 2012-13 to 63% in the 2019-20 MYFER, which highlighted the Government’s achievement in debt reductions as a proportion of revenue.

Since then, the global pandemic has seen forecast revenue fall sharply over 2019-20 and 2020-21, by $2.195 billion and $5.475 billion respectively, combined with the Government’s response to the health and economic crisis caused by the pandemic results in General Government Sector Gross Debt being forecast to increase from $44.226 billion in 2019-20 (76.6% of revenue) to $60.903 billion in 2020-21 (108.3% of revenue).

In August 2020, the Government passed legislation to establish the first of the Queensland Future Funds – the Debt Retirement Fund. The Debt Retirement Fund is a long-term sustainable plan to alleviate the debt burden on future generations of Queenslanders. All assets within the Debt Retirement Fund are ringfenced by legislation, which requires they only be used to reduce the State’s borrowings. This means for Credit Rating purposes Queensland’s borrowings are considered net of assets held in the Debt Retirement Fund.

Principle 2 – Target net operating surpluses that ensure any new capital investment in the General Government sector is funded primarily through recurrent revenues rather than borrowing

An operating deficit of $5.898 billion is forecast for 2019-20, with a forecast deficit of $8.136 billion in 2020-21. Prior to the crisis, this Government had delivered five consecutive surpluses from 2014-15 to 2018-19 and was on track to deliver operating surpluses across the forward estimates.

Significant reductions in revenues have occurred due to the downturn in economic activity. The policy response by the government to the health and economic impacts of the pandemic have also seen expenses rise. The relief measures have been costly but essential to help support health services, businesses and households through this crisis. As a result, all new capital investment will be funded from borrowings in 2019-20 to 2020-21.

To help support the government’s response and recovery, the Government has developed a plan to save $3 billion across the forward estimates.

Principle 3 – The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging

The C19-FER sees the capital program, including purchases of non-financial assets (capital purchases), acquisitions through finances leases and capital grants expenses will increase to $14.8 billion in 2020-21. This is up from $12.4 billion in 2019-20, which represented 96% of the 2019-20 budget baseline.

The 2019-20 and 2020-21 programs represent more than half of the value of the Government’s commitment to a $51.8 billion capital program over four years. The $51.8 billion infrastructure guarantee provides industry with confidence to invest and sustain jobs across Queensland.

The value of the State’s capital purchases has increased each year since 2015-16, with further increases budgeted for 2020-21.

Principle 4 – Maintain competitive taxation by ensuring that General Government Sector own–source revenue remains at or below 8.5% as a proportion of nominal gross state product, on average, across the forward estimates

General Government own-source revenue is forecast to be 8.2% of nominal GSP in 2019-20 and 7.5% in 2020-21. This ensures the Government’s revenue efforts do not constrain economic activity or place undue burden on households.

Tax revenue as a percentage of GSP is forecast to be 4% in 2019-20, this will remain below the ten-year peak of 4.3% of GSP observed in 2014-15.

(c)(viii)-28

Government fiscal principles

The response to the pandemic has further lowered the rate as a range of tax relief measures to help support Queenslanders have been announced since March 2020. Those measures include $950 million in Payroll Tax Relief—including refunds, payment holidays and deferrals for eligible businesses, plus an additional $360 million for excluding JobKeeper payments from payroll tax; $400 million in land tax relief for tenants via property owners; and an additional $249 million to extend key payroll and land tax relief measures.

Principle 5 – Target full funding of long-term liabilities such as superannuation and WorkCover in accordance with actuarial advice

Consistent with the long-standing practice of successive governments, the Palaszczuk Government is committed to ensuring the state sets aside assets, on an actuarially determined basis, to meet long-term liabilities such as superannuation and WorkCover.

The recent passage of the Queensland Future Fund Bill 2020 also reinforces this commitment from the Government that the State must hold assets that are at least equal in value to the accrued liability of the State in relation to defined benefits.

The latest full actuarial review of the QSuper scheme, as at 30 June 2019 found the scheme to be fully funded. WorkCover is also fully funded as at 30 June 2019.

Principle 6 – Maintain a sustainable public service by ensuring that overall growth in full-time equivalent (FTE) employees, on average over the forward estimates, does not exceed population growth

The average growth in FTEs over the two-year period to 2020-21 is estimated to be 2.2%

Average population growth over the two-year period to 2020-21 is estimated to be 1 1⁄4%, which is below recent rates of population growth. This is due to the international and interstate travel restrictions implemented across Australia to combat the spread of COVID-19, which have led to overseas and interstate migration to Queensland being temporarily constrained. The international travel restrictions are expected to remain in place even after some of the domestic social distancing measures have been eased. This has led to a fall in the expected population growth.

As a result, average growth in full time equivalent employees is estimated to exceed population growth. This reflects the largest driver of growth being in the health sector. Estimated FTE growth in education is expected to remain broadly in line with long term population growth, while growth in the rest of the sector has been slowing. The growth in the FTEs for the rest of sector (excluding Health and Education FTEs) is estimated at 0.34% to 2020-21, lower than estimated average population growth of 1 1⁄4%.

COVID-19 Fiscal and Economic Review

(c)(viii)-29

Uniform presentation framework

Table 5: General Government Sector Operating Statement1

		2018-19	2019-20	2019-20	2020-21
		Outcome	MYFER	Est.Actual	C19-FER
		$ million	$ million	$ million	$ million
	Revenue from Transactions
	Taxation revenue	14,165	15,145	14,566	13,835
	Grants revenue	28,307	28,261	27,569	28,988
	Sales of goods and services	5,789	6,107	5,809	6,015
	Interest income	2,191	2,047	2,020	1,864
	Dividend and income tax equivalent income	2,786	2,187	1,895	1,280
	Other revenue	6,596	6,167	5,859	4,257
	Total Revenue from Transactions	59,834	59,914	57,719	56,239

Less	Expenses from Transactions
	Employee expenses	24,019	25,511	25,657	26,296
	Superannuation expenses
	Superannuation interest cost	642	346	346	238
	Other superannuation expenses	3,012	3,097	3,104	3,171
	Other operating expenses	16,490	15,176	17,264	16,966
	Depreciation and amortisation	3,451	3,951	4,033	4,248
	Other interest expenses	1,581	1,544	1,508	1,679
	Grants expenses	9,647	10,139	11,704	11,778
	Total Expenses from Transactions	58,842	59,763	63,617	64,375

Equals	Net Operating Balance	992	151	(5,898)	(8,136)

Plus	Other economic flows - included in operating result	(819)	(275)	(4,283)	4,198

Equals	Operating Result	173	(124)	(10,181)	(3,938)

Plus	Other economic flows - other movements in equity	5,624	424	5,068	1,178

Equals	Comprehensive Result - Total Change In Net Worth	5,796	300	(5,113)	(2,759)

	KEY FISCAL AGGREGATES

	Net Operating Balance	992	151	(5,898)	(8,136)

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	5,764	7,223	6,305	7,728
	Less Sales of non-financial assets	312	306	228	266
	Less Depreciation	3,451	3,951	4,033	4,248
	Plus Change in inventories	61	19	54	(10)
	Plus Other movements in non-financial assets	1,121	1,234	1,323	1,744
	Equals Total Net Acquisition of Non-financial Assets	3,182	4,219	3,421	4,948

Equals	Fiscal Balance	(2,191)	(4,068)	(9,318)	(13,084)

Note:

1.	Numbers may not add due to rounding.

(c)(viii)-30

Uniform presentation framework

Table 6: Public Non-financial Corporations Sector Operating Statement1

		2018-19	2019-20	2019-20	2020-21
		Outcome	MYFER	Est.Actual	C19-FER
		$ million	$ million	$ million	$ million
	Revenue from Transactions
	Grants revenue	605	589	666	544
	Sales of goods and services	13,060	11,940	12,401	11,611
	Interest income	80	82	83	73
	Dividend and income tax equivalent income	13	13	13	13
	Other revenue	497	428	461	333
	Total Revenue from Transactions	14,256	13,051	13,623	12,573

Less	Expenses from Transactions
	Employee expenses	1,877	2,146	2,113	2,200
	Superannuation expenses
	Superannuation interest cost	(12)	—	—	—
	Other superannuation expenses	223	216	214	220
	Other operating expenses	5,080	3,914	4,729	4,380
	Depreciation and amortisation	2,585	2,830	2,658	2,948
	Other interest expenses	1,860	1,846	1,842	1,770
	Grants expenses	26	17	17	18
	Other property expenses	948	722	699	467
	Total Expenses from Transactions	12,587	11,690	12,272	12,002

Equals	Net Operating Balance	1,669	1,361	1,351	571

Plus	Other economic flows - included in operating result	179	(26)	(1,009)	15

Equals	Operating Result	1,848	1,335	342	585

Plus	Other economic flows - other movements in equity	(1,116)	(642)	(489)	(426)

Equals	Comprehensive Result - Total Change In Net Worth	732	693	(147)	159

	KEY FISCAL AGGREGATES

	Net Operating Balance	1,669	1,361	1,351	571

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	2,687	3,504	3,142	3,393
	Less Sales of non-financial assets	33	22	45	11
	Less Depreciation	2,585	2,830	2,658	2,948
	Plus Change in inventories	29	(2)	40	(9)
	Plus Other movements in non-financial assets	100	75	153	91
	Equals Total Net Acquisition of Non-financial Assets	198	724	632	517

Equals	Fiscal Balance	1,471	637	719	54

Note:

1.	Numbers may not add due to rounding.

COVID-19 Fiscal and Economic Review

(c)(viii)-31

Uniform presentation framework

Table 7: Non-financial Public Sector Operating Statement1

		2018-19	2019-20	2019-20	2020-21
		Outcome	MYFER	Est.Actual	C19-FER
		$ million	$ million	$ million	$ million
	Revenue from Transactions
	Taxation revenue	13,876	14,849	14,275	13,516
	Grants revenue	28,338	28,288	27,611	29,013
	Sales of goods and services	16,684	15,945	15,827	14,927
	Interest income	2,219	2,089	2,060	1,905
	Dividend and income tax equivalent income	160	164	152	161
	Other revenue	7,057	6,489	6,275	4,588
	Total Revenue from Transactions	68,334	67,823	66,200	64,109

Less	Expenses from Transactions
	Employee expenses	25,786	27,537	27,651	28,374
	Superannuation expenses
	Superannuation interest cost	630	346	346	238
	Other superannuation expenses	3,235	3,313	3,318	3,391
	Other operating expenses	19,349	16,877	19,577	18,641
	Depreciation and amortisation	6,036	6,781	6,691	7,195
	Other interest expenses	3,233	3,182	3,144	3,228
	Grants expenses	9,098	9,594	11,097	11,277
	Total Expenses from Transactions	67,367	67,629	71,825	72,343

Equals	Net Operating Balance	967	194	(5,625)	(8,234)

Plus	Other economic flows - included in operating result	(742)	(397)	(5,362)	4,133

Equals	Operating Result	225	(203)	(10,987)	(4,101)

Plus	Other economic flows - other movements in equity	5,570	503	5,504	1,342

Equals	Comprehensive Result - Total Change In Net Worth	5,795	300	(5,483)	(2,759)

	KEY FISCAL AGGREGATES

	Net Operating Balance	967	194	(5,625)	(8,234)

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	8,460	10,727	9,447	11,121
	Less Sales of non-financial assets	345	329	272	277
	Less Depreciation	6,036	6,781	6,691	7,195
	Plus Change in inventories	90	16	94	(19)
	Plus Other movements in non-financial assets	1,221	1,309	1,476	1,835
	Equals Total Net Acquisition of Non-financial Assets	3,390	4,943	4,053	5,465

Equals	Fiscal Balance	(2,422)	(4,749)	(9,678)	(13,699)

Note:

1.	Numbers may not add due to rounding.

(c)(viii)-32

Uniform presentation framework

Table 8: General Government Sector Balance Sheet1

	2018-19	2019-20	2019-20	2020-21
	Outcome	MYFER	Est.Actual	C19-FER
	$ million	$ million	$ million	$ million
Assets
Financial Assets
Cash and deposits	1,868	532	1,168	1,019
Advances paid	667	611	1,269	1,415
Investments, loans and placements	32,557	31,504	29,441	34,407
Receivables	4,503	3,887	4,333	4,385
Equity
Investments in other public sector entities	23,049	23,741	22,108	22,267
Investments - other	150	146	150	150
Total Financial Assets	62,793	60,421	58,468	63,643

Non-financial Assets
Land and other fixed assets	211,257	219,005	223,249	229,132
Other non-financial assets	6,700	6,916	6,881	6,958
Total Non-financial Assets	217,957	225,921	230,129	236,090

Total Assets	280,750	286,342	288,597	299,732

Liabilities
Payables	5,142	4,938	5,712	4,495
Superannuation liability	26,986	27,686	26,859	26,476
Other employee benefits	7,428	7,670	7,705	7,808
Advances received	2,692	1,710	1,844	1,527
Borrowing with QTC	29,468	31,774	37,574	53,148
Leases and other similar arrangements	2,612	6,071	6,454	7,557
Securities and derivatives	121	121	198	198
Other liabilities	4,796	4,566	6,295	5,328
Total Liabilities	79,246	84,537	92,641	106,535

Net Worth	201,505	201,805	195,956	193,197

Net Financial Worth	(16,452)	(24,116)	(34,173)	(42,893)
Net Financial Liabilities	39,501	47,858	56,281	65,159
Net Debt	(198)	7,030	14,192	25,589

Notes:

1.	Numbers may not add due to rounding.

COVID-19 Fiscal and Economic Review

(c)(viii)-33

Uniform presentation framework

Table 9: Public Non-financial Corporations Sector Balance Sheet1

	2018-19	2019-20	2019-20	2020-21
	Outcome	MYFER	Est.Actual	C19-FER
	$ million	$ million	$ million	$ million
Assets
Financial Assets
Cash and deposits	704	873	889	854
Advances paid	2,268	1,398	1,491	1,296
Investments, loans and placements	642	547	1,639	859
Receivables	1,874	1,799	1,569	1,574
Equity
Investments - other	297	297	270	—
Total Financial Assets	5,784	4,913	5,859	4,583

Non-financial Assets
Land and other fixed assets	63,530	65,412	63,761	65,005
Other non-financial assets	893	921	1,178	1,256
Total Non-financial Assets	64,423	66,333	64,938	66,261

Total Assets	70,207	71,246	70,798	70,844

Liabilities
Payables	3,395	2,590	2,232	1,755
Superannuation liability	(263)	(263)	(172)	(172)
Other employee benefits	830	826	824	845
Deposits held	14	15	15	15
Advances received	6	6	6	5
Borrowing with QTC	38,108	39,057	38,904	39,977
Leases and other similar arrangements		410	491	470
Securities and derivatives	599	423	1,315	612
Other liabilities	7,880	7,852	7,665	7,662
Total Liabilities	50,570	50,916	51,281	51,169

Net Worth	19,637	20,331	19,516	19,675

Net Financial Worth	(44,786)	(46,003)	(45,422)	(46,586)
Net Debt	35,114	37,093	36,712	38,070

Notes:

1.	Numbers may not add due to rounding.

(c)(viii)-34

Uniform presentation framework

Table 10: Non-financial Public Sector Balance Sheet1

	2018-19	2019-20	2019-20	2020-21
	Outcome	MYFER	Est.Actual	C19-FER
	$ million	$ million	$ million	$ million
Assets
Financial Assets
Cash and deposits	2,571	1,405	2,057	1,872
Advances paid	661	606	1,263	1,468
Investments, loans and placements	33,199	32,051	31,080	35,266
Receivables	4,247	4,145	4,636	5,113
Equity
Investments in other public sector entities	3,412	3,412	2,592	2,592
Investments - other	446	442	420	150
Total Financial Assets	44,536	42,060	42,048	46,461

Non-financial Assets
Land and other fixed assets	274,787	284,416	287,008	294,136
Other non-financial assets	992	1,146	1,272	1,332
Total Non-financial Assets	275,779	285,562	288,281	295,468

Total Assets	320,315	327,622	330,329	341,929

Liabilities
Payables	6,438	6,018	6,709	5,434
Superannuation liability	26,723	27,423	26,687	26,303
Other employee benefits	8,259	8,497	8,530	8,653
Deposits held	14	15	15	15
Advances received	424	313	353	288
Borrowing with QTC	67,576	70,832	76,478	93,125
Leases and other similar arrangements	2,612	6,481	6,945	8,027
Securities and derivatives	720	544	1,513	810
Other liabilities	6,045	5,696	7,143	6,075
Total Liabilities	118,810	125,817	134,373	148,732

Net Worth	201,504	201,805	195,956	193,197

Net Financial Worth	(74,274)	(83,757)	(92,325)	(102,271)
Net Financial Liabilities	77,686	87,169	94,916	104,863
Net Debt	34,916	44,123	50,904	63,659

Notes:

1.	Numbers may not add due to rounding.

COVID-19 Fiscal and Economic Review

(c)(viii)-35

Uniform presentation framework

Table 11: General Government Sector Cash Flow Statement1

	2018-19	2019-20	2019-20	2020-21
	Outcome	MYFER	Est.Actual	C19-FER
	$ million	$ million	$ million	$ million
Cash Receipts from Operating Activities
Taxes received	14,127	15,144	13,884	13,255
Grants and subsidies received	28,572	28,259	28,587	27,851
Sales of goods and services	6,027	6,410	6,129	6,316
Interest receipts	2,173	2,044	1,942	2,000
Dividends and income tax equivalents	3,027	2,781	2,791	1,679
Other receipts	8,034	7,635	7,339	5,438
Total Operating Receipts	61,959	62,273	60,672	56,537

Cash Payments for Operating Activities
Payments for employees	(27,348)	(29,309)	(29,490)	(30,140)
Payments for goods and services	(17,889)	(17,599)	(18,495)	(19,579)
Grants and subsidies	(9,391)	(9,992)	(11,497)	(11,769)
Interest paid	(1,568)	(1,526)	(1,487)	(1,633)
Other payments	(9)	—	—	—
Total Operating Payments	(56,206)	(58,425)	(60,970)	(63,122)

Net Cash Inflows from Operating Activities	5,754	3,848	(297)	(6,584)

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(5,764)	(7,223)	(6,305)	(7,728)
Sales of non-financial assets	312	306	228	266
Net Cash Flows from Investments in Non-financial Assets	(5,452)	(6,917)	(6,078)	(7,462)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(158)	(101)	(939)	(102)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	918	3,331	4,505	(523)

Receipts from Financing Activities
Advances received (net)	(56)	(980)	(866)	(315)
Borrowing (net)	(440)	(517)	2,975	14,837
Net Cash Flows from Financing Activities	(497)	(1,497)	2,109	14,522

Net Increase/(Decrease) in Cash held	566	(1,336)	(700)	(149)

Net cash from operating activities	5,754	3,848	(297)	(6,584)
Net cash flows from investments in non-financial assets	(5,452)	(6,917)	(6,078)	(7,462)
Surplus/(Deficit)	302	(3,069)	(6,375)	(14,046)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	302	(3,069)	(6,375)	(14,046)
Acquisitions under finance leases and similar arrangements	(955)	(1,162)	(1,248)	(1,592)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(653)	(4,231)	(7,623)	(15,639)

Note:

1.	Numbers may not add due to rounding.

(c)(viii)-36

Uniform presentation framework

Table 12: Public Non-financial Corporations Sector Cash Flow Statement1

	2018-19	2019-20	2019-20	2020-21
	Outcome	MYFER	Est.Actual	C19-FER
	$ million	$ million	$ million	$ million
Cash Receipts from Operating Activities
Grants and subsidies received	610	527	649	529
Sales of goods and services	15,010	13,665	14,748	13,224
Interest receipts	80	83	83	73
Dividends and income tax equivalents	13	13	13	13
Other receipts	395	360	354	251
Total Operating Receipts	16,110	14,647	15,847	14,090

Cash Payments for Operating Activities
Payments for employees	(2,032)	(2,366)	(2,328)	(2,396)
Payments for goods and services	(6,393)	(5,301)	(6,438)	(5,816)
Grants and subsidies	(266)	(233)	(268)	(52)
Interest paid	(1,856)	(1,833)	(1,859)	(1,763)
Other payments	(1,487)	(1,402)	(1,416)	(944)
Total Operating Payments	(12,035)	(11,135)	(12,309)	(10,971)

Net Cash Inflows from Operating Activities	4,074	3,512	3,538	3,118

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(2,687)	(3,504)	(3,142)	(3,393)
Sales of non-financial assets	33	22	45	11
Net Cash Flows from Investments in Non-financial Assets	(2,654)	(3,481)	(3,097)	(3,382)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	22	775	707	115

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	77	(19)	—	(12)

Receipts from Financing Activities
Advances received (net)	(1)	(1)	(1)	(1)
Borrowing (net)	411	907	742	1,036
Dividends paid	(1,849)	(1,772)	(1,799)	(1,063)
Deposits received (net)	(1)	1	1
Other financing (net)	44	247	94	153
Net Cash Flows from Financing Activities	(1,397)	(617)	(963)	125

Net Increase/(Decrease) in Cash held	123	169	186	(36)

Net cash from operating activities	4,074	3,512	3,538	3,118
Net cash flows from investments in non-financial assets	(2,654)	(3,481)	(3,097)	(3,382)
Dividends paid	(1,849)	(1,772)	(1,799)	(1,063)
Surplus/(Deficit)	(429)	(1,741)	(1,357)	(1,327)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(429)	(1,741)	(1,357)	(1,327)
Acquisitions under finance leases and similar arrangements		(5)	(45)	(9)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(429)	(1,745)	(1,402)	(1,336)

Note:

1.	Numbers may not add due to rounding.

COVID-19 Fiscal and Economic Review

(c)(viii)-37

Uniform presentation framework

Table 13: Non-financial Public Sector Cash Flow Statement1

	2018-19	2019-20	2019-20	2020-21
	Outcome	MYFER	Est.Actual	C19-FER
	$ million	$ million	$ million	$ million
Cash Receipts from Operating Activities
Taxes received	13,842	14,848	13,593	12,936
Grants and subsidies received	28,602	28,224	28,612	27,861
Sales of goods and services	18,882	17,603	18,124	16,470
Interest receipts	2,202	2,086	1,982	2,040
Dividends and income tax equivalents	326	156	172	138
Other receipts	8,418	7,884	7,642	5,687
Total Operating Receipts	72,272	70,801	70,125	65,132

Cash Payments for Operating Activities
Payments for employees	(29,270)	(31,555)	(31,699)	(32,413)
Payments for goods and services	(22,084)	(20,309)	(22,141)	(22,318)
Grants and subsidies	(9,078)	(9,663)	(11,141)	(11,302)
Interest paid	(3,220)	(3,150)	(3,140)	(3,177)
Other payments	(627)	(535)	(562)	(450)
Total Operating Payments	(64,278)	(65,213)	(68,683)	(69,660)

Net Cash Inflows from Operating Activities	7,994	5,589	1,442	(4,529)

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(8,460)	(10,727)	(9,447)	(11,121)
Sales of non-financial assets	345	329	272	277
Net Cash Flows from Investments in Non-financial Assets	(8,115)	(10,398)	(9,175)	(10,844)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(51)	50	(907)	(88)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	996	3,311	4,505	(535)

Receipts from Financing Activities
Advances received (net)	(40)	(109)	(88)	(62)
Borrowing (net)	(30)	390	3,717	15,873
Deposits received (net)	(1)	1	1	—
Other financing (net)	(64)	—	(9)	—
Net Cash Flows from Financing Activities	(135)	282	3,620	15,811

Net Increase/(Decrease) in Cash held	688	(1,167)	(514)	(185)

Net cash from operating activities	7,994	5,589	1,442	(4,529)
Net cash flows from investments in non-financial assets	(8,115)	(10,398)	(9,175)	(10,844)
Surplus/(Deficit)	(121)	(4,810)	(7,733)	(15,373)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(121)	(4,810)	(7,733)	(15,373)
Acquisitions under finance leases and similar arrangements	(955)	(1,167)	(1,293)	(1,601)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(1,076)	(5,976)	(9,025)	(16,974)

Note:

1.	Numbers may not add due to rounding.

(c)(viii)-38

Taxation and royalty revenue assumptions

Table 14: Taxation and royalty revenue1

	2018-19	2019-20	2019-20	2020-21
	Outcome	MYFER	Est. Actual	C19-FER
	$ million	$ million	$ million	$ million
Payroll tax	4,160	4,321	4,200	3,679
Transfer duty	3,195	3,053	3,041	2,536
Other duties	1,549	1,617	1,583	1,585
Gambling taxes and levies	1,333	1,414	1,258	1,371
Land tax	1,334	1,519	1,407	1,493
Motor vehicle registration	1,850	1,910	1,896	1,948
Other taxes	745	1,312	1,181	1,223
Total taxation revenue	14,165	15,145	14,566	13,835
Royalties
Coal	4,372	3,696	3,517	2,196
Petroleum[2]	454	549	466	303
Other royalties[3]	393	531	513	465
Land rents	159	168	151	152
Total royalties and land rents	5,378	4,944	4,647	3,115

Notes:

1.	Numbers may not add due to rounding.
2.	Includes impact of liquefied natural gas (LNG).
3.	Includes base and precious metal and other mineral royalties.

Table 15: Royalty assumptions

	2019-20	2019-20	2020-21
	MYFER	Est. Actual	C19-FER
Tonnages – crown export[1] coal (Mt)	216	204	201
Exchange rate US$ per A$[2]	0.67	0.67	0.70
Year average coal prices (US$ per tonne)[3]
Hard coking	156	152	131
Semi-soft	110	111	93
Thermal	90	88	70
Year average oil price[4]
Brent ($US per barrel)	65	65	40

Notes:

1.

Excludes coal produced for domestic consumption and coal where royalties are not paid to the Government, i.e. private royalties. 2020-21 estimate for domestic coal volume is approximately 25.5 Mt and private coal is 10.8 Mt.

2.	Year average.
3.

Price for highest quality coking and thermal coal. Lower quality coal can be sold below this price with the indicative average prices for 2020-21 as follows: Hard coking US$120 per tonne and thermal US$65 per tonne.

4.	Published Brent oil prices are lagged by one quarter to better align with royalty revenue.

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Key fiscal aggregates

Table 16: Key Fiscal Aggregates1

	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21
	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Est.Actual	CFER
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
General Government
Total revenue	45,801	41,755	46,705	49,970	50,780	56,194	58,087	59,834	57,719	56,239
Tax revenue	10,608	10,937	11,840	12,598	12,547	12,919	13,244	14,165	14,566	13,835
Total expenses	46,028	46,313	46,217	49,551	50,112	53,369	56,337	58,842	63,617	64,375
Employee expenses	18,250	18,130	17,816	18,592	20,045	21,258	22,681	24,019	25,657	26,296
Net operating balance	(226)	(4,558)	488	420	668	2,825	1,750	992	(5,898)	(8,136)
Capital purchases	7,971	7,001	6,323	4,635	4,044	4,620	5,126	5,764	6,305	7,728
Net capital purchases	5,241	3,387	3,085	996	1,163	2,265	2,337	3,182	3,421	4,948
Fiscal balance	(5,467)	(7,944)	(2,597)	(576)	(495)	560	(587)	(2,191)	(9,318)	(13,084)
Borrowing with QTC	28,391	36,508	39,864	41,343	34,200	31,358	29,256	29,468	37,574	53,148
Leases and similar arrangements[3]	1,126	1,370	1,503	1,761	1,286	1,882	2,142	2,612	6,454	7,557
Securities and Derivatives	1	1	1	(0)	(0)	(0)	122	121	198	198
Net debt	(5,720)	2,466	5,208	5,749	654	(355)	(509)	(198)	14,192	25,589

Non-Financial Public Sector
Total revenue	52,307	49,181	53,502	56,178	57,393	64,855	66,164	68,334	66,200	64,109
Capital purchases	11,980	10,774	9,313	7,811	6,852	7,291	7,643	8,460	9,447	11,121
Borrowing with QTC	60,205	67,116	70,668	73,256	71,160	69,107	66,964	67,576	76,478	93,125
Leases and similar arrangements[3]	1,127	1,559	1,752	1,802	1,316	1,882	2,142	2,612	6,945	8,027
Securities and Derivatives	210	411	216	175	446	895	405	720	1,513	810

Notes:

1.	Bracketed numbers represent negative amounts.
2.	With the implementation of the latest GFS Manual (AGFS15), some categories have been restated above to ensure comparability.
3.	Approximately $2.2 billion increase in General Government and $2.6 billion in NFPS in 2019-20 on adoption of the new lease accounting standard AASB 16

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Key fiscal aggregates

Table 17: Key Fiscal Indicators1

	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21
	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Revised	CFER
	%	%	%	%	%	%	%	%	%	%
General Government
Revenue/GSP	16.3	14.7	16.0	16.9	16.7	17.0	16.5	16.2	15.7	15.4
Tax/GSP	3.8	3.9	4.1	4.2	4.1	3.9	3.8	3.8	4.0	3.8
Own source revenue/GSP	8.2	8.3	8.6	8.9	8.9	8.7	8.6	8.5	8.2	7.5
Expenses/GSP	16.4	16.3	15.9	16.7	16.5	16.1	16.0	15.9	17.3	17.7
Employee expenses/GSP	6.5	6.4	6.1	6.3	6.6	6.4	6.5	6.5	7.0	7.2
Net operating balance/GSP	(0.1)	(1.6)	0.2	0.1	0.2	0.9	0.5	0.3	(1.6)	(2.2)
Capital purchases/GSP	2.8	2.5	2.2	1.6	1.3	1.4	1.5	1.6	1.7	2.1
Net cash inflows from operating activities/Net cash flows from investments in non-financial assets	36.3	(40.7)	45.9	97.5	122.9	134.2	107.0	105.5	(4.9)	(88.2)
Fiscal balance/GSP	(1.9)	(2.8)	(0.9)	(0.2)	(0.2)	0.2	(0.2)	(0.6)	(2.5)	(3.6)
Total borrowings/GSP	10.5	13.4	14.2	14.5	11.7	10.0	9.0	8.7	12.1	16.7

Total Borrowings/Revenue	64.4	90.7	88.6	86.3	69.9	59.2	54.3	53.8	76.6	108.3
Lease and other liabilities/revenue	2.5	3.3	3.2	3.5	2.5	3.3	3.7	4.4	11.2	13.4
Revenue growth	9.0	(8.8)	11.9	7.0	1.6	10.7	3.4	3.0	(3.5)	(2.6)
Tax growth	6.3	3.1	8.3	6.4	(0.4)	3.0	2.5	7.0	2.8	(5.0)
Expenses growth	5.9	0.6	(0.2)	7.2	1.1	6.5	5.6	4.4	8.1	1.2
Employee expenses growth	8.5	(0.7)	(1.7)	4.4	7.8	6.1	6.7	5.9	6.8	2.5

Non-Financial Public Sector
Capital purchases/GSP	4.3	3.8	3.2	2.6	2.3	2.2	2.2	2.3	2.6	3.1
Total borrowings/GSP	21.9	24.4	24.9	25.4	24.0	21.7	19.8	19.2	23.1	28.0
Total Borrowings/Revenue	117.7	140.5	135.8	133.9	127.1	110.8	105.1	103.8	128.3	159.0
Net financial liabilities3/revenue	115.6	133.4	129.8	125.2	127.4	111.2	111.5	113.7	143.4	163.6

Notes:

1.	Bracketed numbers represent negative amounts.
2.	With the implementation of the latest GFS Manual (AGFS15), some categories have been restated above to ensure comparability.
3.

UPF definition, which is equal to total financial assets less investments in other public sector entities less total liabilities. Has been revised since 2018-19 MYFER to correct an error in the calculation.

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